FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT JUNE 30, 2008 & 2007

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO JUNE 30, 2008 & 2007

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM APRIL 01 TO JUNE 30, 2008 & 2007

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO JUNE 30, 2008 & 2007

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2008 & 2007

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	172,819,589	100	311,467,846	100

s02	CURRENT ASSETS	37,869,913	22	89,954,694	29
s03	CASH AND SHORT-TERM INVESTMENTS	9,729,274	6	19,366,747	6
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	17,407,662	10	18,253,389	6
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	4,232,328	2	5,688,184	2
s06	INVENTORIES	1,886,914	1	1,695,324	1
s07	OTHER CURRENT ASSETS	4,613,735	3	44,951,050	14
s08	LONG - TERM	1,032,307	1	960,365	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	905,385	1	850,304	0
s11	OTHER INVESTMENTS	126,922	0	110,061	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	115,435,506	67	120,792,512	39
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	392,572,812	227	385,631,754	124
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	277,938,487	161	265,758,948	85
s17	CONSTRUCTIONS IN PROGRESS	801,181	0	919,706	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,838,897	2	1,795,318	1
s19	OTHER ASSETS	15,642,966	9	97,964,957	31

s20	TOTAL LIABILITIES	135,720,308	100	183,789,714	100

s21	CURRENT LIABILITIES	34,089,765	25	54,255,815	30
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	1,366,977	1	1,480,334	1
s24	STOCK MARKET LOANS	10,684,100	8	4,382,600	2
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	1,746,005	1	1,792,659	1
s26	OTHER CURRENT LIABILITIES	20,292,683	15	46,600,222	25
s27	LONG - TERM LIABILITIES	79,186,800	58	94,970,327	52
s28	BANK LOANS	44,789,625	33	48,690,432	26
s29	STOCK MARKET LOANS	34,397,175	25	46,279,895	25
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	445,122	0	307,357	0
s32	OTHER NON CURRENT LIABILITIES	21,998,621	16	34,256,215	19

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	37,099,281	100	127,678,132	100

s34	MINORITY INTEREST	40,025	0	2,624,403	2
s35	MAJORITY INTEREST	37,059,256	100	125,053,729	98
s36	CONTRIBUTED CAPITAL	9,253,292	25	48,516,279	38
s79	CAPITAL STOCK (NOMINAL)	9,253,292	25	27,597,214	22
s39	PREMIUM ON SALES OF SHARES	0	0	20,919,065	16
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	27,805,964	75	76,537,450	60
s42	RETAINED EARNINGS AND CAPITAL RESERVE	27,105,174	73	142,204,776	111
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	700,790	2	(65,667,326)	(51)
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	9,729,274	100	19,366,747	100
s46	CASH	1,282,409	13	1,276,389	7
s47	SHORT-TERM INVESTMENTS	8,446,865	87	18,090,358	93

s07	OTHER CURRENT ASSETS	4,613,735	100	44,951,050	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	1,973,574	43	0	0
s82	DISCONTINUED OPERATIONS	0	0	39,896,491	89
s83	OTHER	2,640,161	57	5,054,559	11

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,838,897	100	1,795,318	100
s48	AMORTIZED OR REDEEMED EXPENSES	1,371,672	48	410,847	23
s49	GOODWILL	439,170	15	448,165	25
s51	OTHERS	1,028,055	36	936,306	52

s19	OTHER ASSETS	15,642,966	100	97,964,957	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS FOR EMPLOYEES	13,462,467	86	17,693,188	18
s86	DISCONTINUED OPERATIONS	0	0	78,178,842	80
s87	OTHER	2,180,499	14	2,092,927	2

s21	CURRENT LIABILITIES	34,089,765	100	54,255,815	100
s52	FOREIGN CURRENCY LIABILITIES	11,651,077	34	1,480,329	3
s53	MEXICAN PESOS LIABILITIES	22,438,688	66	52,775,486	97

s26	OTHER CURRENT LIABITIES	20,292,683	100	46,600,222	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	3,214,092	16	1,606,518	3
s89	INTEREST LIABILITIES	974,746	5	1,305,190	3
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	27,886,000	60
s58	OTHER CURRENT LIABILITIES	8,773,366	43	8,386,934	18
s105	BENEFITS FOR EMPLOYEES	7,330,479	36	7,415,580	16

s27	LONG-TERM LIABILITIES	79,186,800	100	94,970,327	100
s59	FOREIGN CURRENCY LIABILITIES	58,055,364	73	76,408,732	80
s60	MEXICAN PESOS LIABILITIES	21,131,436	27	18,561,595	20

s31	DEFERRED LIABILITIES	445,122	100	307,357	100
s65	GOODWILL	0	0	0	0
s67	OTHERS	445,122	100	307,357	100

s32	OTHER NON CURRENT LIABILITIES	21,998,621	100	34,256,215	100
s66	DEFERRED TAXES	21,813,323	99	17,266,700	50
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	185,298	1	233,933	1
s92	DISCONTINUED OPERATIONS	0	0	16,755,582	49
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	9,253,292	100	27,597,214	100
s37	CAPITAL STOCK (NOMINAL)	81,598	1	247,011	1
s38	RESTATEMENT OF CAPITAL STOCK	9,171,694	99	27,350,203	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	27,105,174	100	142,204,776	100
s93	LEGAL RESERVE	1,825,876	7	16,148,388	11
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	13,517,973	50	108,450,439	76
s45	NET INCOME FOR THE YEAR	11,761,325	43	17,605,949	12

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	700,790	100	(65,667,326)	100
s70	ACCUMULATED MONETARY RESULT	0	0	(15,162,467)	23
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	(70,915,547)	108
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	1,551	0	19,423,110	(30)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	699,239	100	(86,899)	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	1,074,477	(2)
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	3,780,148	35,698,879
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	96	123
s75	EMPLOYEES (*)	9,740	10,955
s76	WORKERS (*)	45,165	46,298
s77	OUTSTANDING SHARES (*)	18,899,199,160	19,760,895,570
s78	REPURCHASE OF OWN SHARER(*)	461,198,310	442,222,600
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO JUNE 30, 2008 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	62,047,386	100	65,959,652	100
r02	COST OF SALES AND SERVICES	31,801,108	51	33,651,977	51
r03	GROSS INCOME	30,246,278	49	32,307,675	49
r04	OPERATING EXPENSES	9,704,392	16	9,470,985	14
r05	OPERATING INCOME	20,541,886	33	22,836,690	35
r08	OTHER EXPENSES AND INCOMES (NET)	(883,862)	(1)	592,780	1
r06	COMPREHENSIVE FINANCING COST	(3,164,878)	(5)	(2,675,392)	(4)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	21,982	0	(884)	(0)
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	16,515,128	27	20,753,194	31
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,754,999	8	6,037,983	9
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	11,760,129	19	14,715,211	22
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	3,106,273	5
r18	NET INCOME	11,760,129	19	17,821,484	27
r19	NET INCOME OF MINORITY INTEREST	(1,196)	0	215,535	0
r20	NET INCOME OF MAYORITY INTEREST	11,761,325	19	17,605,949	27

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	62,047,386	100	65,959,652	100
r21	DOMESTIC	60,389,593	97	63,901,942	97
r22	FOREIGN	1,657,793	3	2,057,710	3
r23	TRANSLATION INTO DOLLARS (***)	161,200	0	190,659	0

r08	OTHER EXPENSES AND INCOMES (NET)	(883,862)	100	592,780	100
r49	OTHER EXPENSES AND INCOMES (NET)	140,528	(16)	2,197,765	371
r34	EMPLOYEE PROFIT SHARING	1,411,442	(160)	1,604,985	271
r35	DEFERRED EMPLOYEE PROFIT SHARING	(387,052)	44	0	0

r06	COMPREHENSIVE FINANCING COST	(3,164,878)	100	(2,675,392)	100
r24	INTEREST EXPENSE	2,958,738	(93)	3,341,417	(125)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	328,640	(10)	573,926	(21)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(534,780)	17	(354,081)	13
r28	RESULT FROM MONETARY POSITION	0	0	446,180	(17)

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	4,754,999	100	6,037,983	100
r32	INCOME TAX	5,393,280	113	5,734,535	95
r33	DEFERRED INCOME TAX	(638,281)	(13)	303,448	5

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	62,047,386	65,959,652
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	126,855,405	130,837,326
r39	OPERATING INCOME (**)	41,589,469	45,968,863
r40	NET INCOME OF MAJORITY INTEREST (**)	29,640,323	32,425,965
r41	NET INCOME (**)	29,994,040	32,979,270
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	8,577,642	8,624,183

(**) INFORMATION OF THE PAST TWELVE MONTHS

---

   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM APRIL 01 TO JUNE 30, 2008 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	30,925,356	100	33,016,269	100
rt02	COST OF SALES AND SERVICES	16,040,086	52	17,170,267	52
rt03	GROSS INCOME	14,885,270	48	15,846,002	48
rt04	OPERATING EXPENSES	4,973,058	16	4,851,065	15
rt05	OPERATING INCOME	9,912,212	32	10,994,937	33
rt08	OTHER EXPENSES AND INCOMES (NET)	(482,930)	(2)	1,199,814	4
rt06	COMPREHENSIVE FINANCING COST	(598,932)	(2)	(1,660,318)	(5)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	11,221	0	(9,991)	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	8,841,571	29	10,524,442	32
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,654,610	9	3,410,146	10
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	6,186,961	20	7,114,296	22
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	1,397,071	4
rt18	NET INCOME	6,186,961	20	8,511,367	26
rt19	NET INCOME OF MINORITY INTEREST	(121)	(0)	128,044	0
rt20	NET INCOME OF MAYORITY INTEREST	6,187,082	20	8,383,323	25

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	30,925,356	100	33,016,269	100
rt21	DOMESTIC	30,083,200	97	31,968,357	97
rt22	FOREIGN	842,156	3	1,047,912	3
rt23	TRANSLATION INTO DOLLARS (***)	84,945	0	101,709	0

rt08	OTHER REVENUES AND (EXPENSES), NET	(482,930)	100	1,199,814	100
rt49	OTHER REVENUES AND (EXPENSES), NET	74,741	(15)	1,940,429	162
rt34	EMPLOYEE PROFIT SHARING	712,378	(148)	740,615	62
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(154,707)	32	0	0

rt06	COMPREHENSIVE FINANCING COST	(598,932)	100	(1,660,318)	100
rt24	INTEREST EXPENSE	773,477	(129)	1,783,449	(107)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	195,113	(33)	341,355	(21)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(20,568)	3	52,307	(3)
rt28	RESULT FROM MONETARY POSITION	0	0	(270,531)	16

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,654,610	100	3,410,146	100
rt32	INCOME TAX	2,654,894	100	2,821,565	83
rt33	DEFERRED INCOME TAX	(284)	(0)	588,581	17

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,287,688	4,298,141

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO JUNE 30, 2008 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	0	17,821,484
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	8,679,193
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	0	26,500,677
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	(5,124,593)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	0	21,376,084
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	10,416,212
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	(12,336,920)
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	0	(1,920,708)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0	(10,854,381)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	8,600,995
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	0	10,765,752
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	0	19,366,747

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	8,679,193
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	9,165,783
c41	+(-) OTHER ITEMS	0	(486,590)

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	(5,124,593)
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	(667,878)
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	(367,298)
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	0	313,931
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	(4,403,348)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	10,416,212
c23	+ BANK FNANCING	0	14,930,842
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	(3,355,997)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	(1,158,633)
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	(12,336,920)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	(413,943)
c31	(-) DIVIDENDS PAID	0	(4,393,296)
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	(7,529,681)
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	0	(10,854,381)
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	(77,283)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	(4,042,178)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	(6,734,920)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.57		$1.64
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME (LOSS) FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.57		$1.64
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME (LOSS) FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.16
d08	CARRYING VALUE PER SHARE	$1.96		$6.33
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.11		$0.22
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	6.24	times	3.34	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	7.80	times	12.89	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME (LOSS) TO OPERATING REVENUES	18.95%		27.02%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	80.85%		25.83%
p03	NET INCOME TO TOTAL ASSETS ( **)	17.36%		10.59%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	11.15%		14.82%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%		2.50%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.73	times	0.42	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.10	times	1.08	times
p08	INVENTORIES ROTATION (**)	34.70	times	38.76	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	44	days	43	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	6.83%		6.76%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	78.53%		59.01%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	3.66	times	1.44	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	51.36%		42.38%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	68.60%		78.62%
p15	OPERATING INCOME (LOSS) TO INTEREST PAID	6.94	times	6.83	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	0.93	times	0.71	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.11	times	1.66	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.06	times	1.63	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.28	times	0.49	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	28.54%		35.70%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	16,515,128	0
e02	+(-) ITEMS NOT REQUIRING CASH	3,728,408	0
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	9,011,552	0
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	3,388,245	0
e05	CASH FLOWS BEFORE INCOME TAX	32,643,333	0
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(9,815,802)	0
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	22,827,531	0
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(4,303,527)	0
e09	CASH IN EXCESS (REQUIRED) TO BE APPLIED IN FINANCING ACTIVITIES	18,524,004	0

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(13,431,886)	0
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	5,092,118	0
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(60,596)	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	4,697,752	0
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	9,729,274	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	3,728,408	0
e15	+ESTIMATES FOR THE PERIOD	664,340	0
e16	+PROVISIONS FOR THE PERIOD	2,248,014	0
e17	+(-) OTHER UNREALIZED ITEMS	816,054	0

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	9,011,552	0
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	9,033,535	0
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(21,983)	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	3,388,245	0
e25	+ACCRUED INTERESTS	3,398,031	0
e26	+(-) OTHER ITEMS	(9,786)	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(9,815,802)	0
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,936,613)	0
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	(1,227,205)	0
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	(293,673)	0
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	(3,284,233)	0
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	1,906,053	0
e32	+(-) INCOME TAXES PAID OR RETURNED	(4,980,131)	0

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(4,303,527)	0
e33	- PERMANENT INVESTMENT IN SHARES	(22,259)	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	95,376	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(3,539,312)	0
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(80,855)	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	(756,477)	0

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(13,431,886)	0
e45	+ BANK FINANCING	5,445,252	0
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	0
e48	(-) BANK FINANCING AMORTIZATION	(1,692,970)	0
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(3,955,789)	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(2,472,404)	0
e56	+ REPURCHASE OF SHARES	(8,564,033)	0
e57	+(-) OTHER ITEMS	(2,191,942)	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM ACCOUNT R47 IT SHALL BE EXPLAINED IN NOTES

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Highlights

Acuerdo de Convergencia (Convergence Agreement)

The October 3, 2006, "Acuerdo de Convergencia" (Convergence Agreement), which was issued by the Federal Government through the Secretaría de Comunicaciones y Transportes (Communications and Transportation Ministry), established the basis for the convergence of networks more than 21 months ago.

Nevertheless, even though TELMEX has met the requirements in a timely manner, to date there has not been a favorable resolution form the authority that would allow the company to participate in the various telecommunications services that will be offered in a competitive market in which consumers benefit from faster and better attention which is affecting the company and the development of telecommunications in the country.

It is important to mention that cable TV operators have been offering voice, data and video services to their customers for more than 2 years and with lower investments.

At TELMEX, we have carried out investments to maintain state-of-the-art technology, and we constantly are working on increasing the company's productivity and reducing our operating costs. Additionally, we are driving the digital culture through broadband services, the sale of computers, multi-service packages and providing connectivity to thousands of communities that cover more than 90% of the population.

The sale of computers in installments of up to 48 months increases penetration of computers in Mexican homes, since only 22.1% of them have a computer. That proportion is significantly below the average of nearly 62% for member countries of the OECD.

TELMEX continues to experience substantially decreased voice service revenues due to ongoing price reduction and strong competition. TELMEX's market share is 19.0% in the voice market overall, which includes both local and cellular operators, and 48.1% in the market segment consisting only of operators of fixed lines.

During the second quarter, there was a gain of 488 thousand broadband Infinitum accounts (ADSL), an increase of 59.8% compared with the same period of 2007. At June 30, TELMEX served 4.1 million Internet services of which 93% are broadband Infinitum.

In the second quarter, total revenues were 30.9 billion pesos, 6.3% lower than the same period of the previous year. These results reflected increases of 19.6% in Internet access revenues and 4.1% in corporate networks revenues and decreases of 10.4% and 9.0% in local and long distance revenues, respectively.

EBITDA (1) totaled 14.4 billion pesos, 7.5% lower than the second quarter of the previous year. Operating income totaled 9.9 billion pesos, 9.8% lower than last year's second quarter.

Majority income from continuing operations in the quarter totaled 6.2 billion pesos, 13.0% lower than the same period of last year. In the second quarter, earnings per share were 33 Mexican cents, a decrease of 8.3%, and earnings per ADR (2) were 64 US cents, a decrease of 1.5% compared with the second quarter of 2007.

At June 30, net debt (3) increased the equivalent of 830 million dollars to a total of 7.925 billion dollars compared with June 30, 2007.

Capital expenditures (Capex) were equivalent to 338 million dollars for the first half. In the quarter, the company repurchased 211 million 421 thousand of its own shares.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Operating Results

Lines in service and local traffic

At the end of the second quarter, there were 17.7 million lines in service, a decrease of 3.0% compared with the same period of 2007, due to disconnections caused by the increase in competition from both fixed and cellular lines and to growth in broadband Infinitum services, which in some cases represent substitutions for conventional lines.

Of our lines in service, approximately 10.4 million are in areas that interest competitors and where they also have presence. However, 7.3 million lines are in areas that hold no interest to competitors. For the six months these lines generated revenues of approximately 9.937 billion pesos and an operating loss of 1.226 billion pesos.

During the second quarter, local traffic decreased 10.3% compared with the same period in 2007, with a total of 5.644 billion local calls. Local traffic volume was affected by competition from local and cellular telephony and by managed networks, a trend that strengthens the data business although it adversely affects local traffic.

Long distance

Domestic long distance (DLD) traffic increased 11.3% compared with last year's second quarter, totaling 5.119 billion minutes, due to more packages that include DLD minutes and higher traffic from cellular operators, offset by the decrease in termination traffic with other long distance operators.

In the quarter, outgoing international long distance (ILD) traffic increased 13.8% compared with last year's second quarter, totaling 539 million minutes due to more traffic from cellular operators. Incoming international long distance traffic decreased 16.3% compared with the same period of the previous year, totaling 1.649 billion minutes. The incoming-outgoing ratio was 3.1x.

Interconnection

In the second quarter, interconnection traffic increased 1.0% compared with the second quarter of the previous year, totaling 11.482 billion minutes. Calling party pays traffic decreased 10.5% as a result of the decrease in local and international calling party pays traffic and to the increase of cellular services. Interconnection traffic with local, long distance and cellular telephony operators increased 5.0%.

Internet access and corporate networks

At June 30, 2008, TELMEX had 4.1 million Internet access services, of which 3.8 million are broadband Infinitum. In the second quarter, we obtained a record quarterly gain of 488 thousand Infinitum accounts, 92.7% higher than the number of new accounts opened in last year's second quarter.

Growth of broadband Infinitum services has been supported by the sale of multi-service packages that offer access to broadband service along with various voice services at competitive prices. Multi-service packages increased 71.8% compared with last year's second quarter. The sale of computers also contributed to the increase in revenues of Tiendas TELMEX (TELMEX Stores) and of our telmex.com portal.

In the corporate market, billed line equivalents for data transmission increased 36.4% compared with the second quarter of 2007, bringing the total to 3.4 million line equivalents of 64 Kbps.

Financial Results

The following financial information for 2008 is presented in nominal pesos and the financial information for 2007 is expressed in constant pesos as of December 2007, according to Mexican Financial Reporting Standards.

Revenues: In the second quarter, revenues totaled 30.9 billion pesos, a decrease of 6.3% compared with the same period of the previous year. This result was due to the increases of 19.6% in Internet access revenues, 4.1% in corporate networks revenues and 47.4% in other revenues, which includes revenues from Tiendas TELMEX (TELMEX stores) and from the telmex.com portal, as well as for decreases of 10.4% and 9.0% in local and long distance services, respectively, and for the 19.5% decrease in interconnection revenues resulting from the 10.5% decrease in traffic volume and the 9.9% decline in the calling party pays rate.

Local: Local revenues totaled 12.327 billion pesos in the second quarter, a decrease of 10.4% compared with the second quarter of 2007 due to the 8.5% reduction in real terms of revenue per local billed call and to the decrease in local traffic due to competition from both cellular telephony and other fixed telephony operators.

DLD: DLD revenues totaled 4.175 billion pesos in the second quarter, 5.2% lower than the second quarter of 2007. The 11.3% increase in traffic was not enough to offset the 11.3% decrease in the average revenue per minute.

ILD: In the second quarter, ILD revenues totaled 2.103 billion pesos, a decrease of 15.6% compared with the second quarter of the previous year. Revenues from outgoing traffic declined 11.8% to 1.388 billion pesos compared with the second quarter of 2007 due to the 15.5% decrease in average revenue per minute, partially offset by the 13.8% increase in outgoing ILD traffic. Incoming international long distance revenues totaled 716 million pesos, a decrease of 22.1% compared with the second quarter of 2007, reflecting the 16.3% decrease in incoming traffic.

Interconnection: In the second quarter, interconnection revenues decreased 19.5% to 4.774 billion pesos compared with the same period of 2007, mainly due to the 10.5% decline in calling party pays traffic and the decrease of 9.9% in the calling party pays rate.

Corporate networks: In the second quarter, revenues from services related to data transmission through private and managed networks totaled 2.872 billion pesos, 4.1% higher than the same period of the previous year. The increase was due to the higher number of services and the sale of value-added services, which offset the reduction in unit prices of these services.

Internet: Revenues from Internet access in the second quarter totaled 3.190 billion pesos, 19.6% higher than last year's second quarter due to the increase of 39.4% in Internet services, partially offset by lower average unit revenue for broadband Infinitum services.

Costs and expenses: In the second quarter, total costs and expenses were 21.013 billion pesos, a decrease of 4.6% compared with the second quarter of 2007. This decrease was mainly due to initiatives carried out to optimize resource use, to the 12.4% decrease in the amount paid to cellular operators for calling party pays services, partially offset by higher charges related to the sale of computers and equipment for customers and to the increase in the provision for uncollectables.

Cost of sales and services: In the second quarter, cost of sales and services decreased 2.2% compared with the same period of 2007, totaling 8.055 billion pesos, due to higher computer and telecommunications equipment costs related to higher sales, offset by initiatives carried out to optimize resource use.

Commercial, administrative and general: In the quarter, commercial, administrative and general expenses totaled 4.973 billion pesos, 2.5% higher than last year's second quarter due to an increase in the provision for uncollectables related to services rendered to another telecommunications operator.

Interconnection: In the second quarter, interconnection costs totaled 3.473 billion pesos, a decrease of 19.9% compared with the same period of 2007 as a result of the 12.4% decrease in the amount paid to cellular telephony operators for calling party pays service and the decrease of 10.5% in calling party pays traffic.

Depreciation and amortization: In the quarter, depreciation and amortization decreased 1.8% to 4.512 billion pesos due to a lower lever of investment in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 14.424 billion pesos in the second quarter, a decrease of 7.5% compared with the same period of last year. The EBITDA margin was 46.6%. Operating income totaled 9.912 billion pesos in the second quarter and the operating margin was 32.1%.

Comprehensive financing cost: Comprehensive financing cost produced a charge of 598 million pesos in the quarter. This resulted from: i) a net interest charge of 578 million pesos, 864 million pesos less than the charge registered in the same period of 2007, due to recognition of the market value of interest rate swaps and the decrease in the level of indebtedness, ii) a net exchange loss of 20 million pesos from the second-quarter exchange rate appreciation of 0.4121 pesos per dollar, offset by 6.977 billion dollars in dollar-peso hedges (weighted average exchange rate: 10.7671 pesos per dollar) and iii) recognition of a decline in the monetary position of 270 million pesos in 2007, an effect that is absent in 2008 under current accounting rules.

Majority income from continuing operations: Majority net income from continuing operations in the second quarter totaled 6.187 billion pesos, 13.0% lower than the same period of the previous year. Earnings per share were 33 Mexican cents, a year-over-year decrease of 8.3%, and earnings per ADR were 64 US cents, a decrease of 1.5% compared with the same period of 2007.

Investments: In the first half, capital expenditures (capex) were the equivalent of 338 million dollars, of which 74.9% was used for growth projects in the voice, data and transport infrastructure and 24.9% for operational support projects and operating needs.

Debt: Total debt at June 30 was the equivalent of 8.872 billion dollars, of which 86.8% is long-term. Of the total debt, 76.4% is in foreign currency and 46.0% has fixed rates. The foreign currency proportion converts to 73.2% if 23.752 billion pesos and 100 million dollars of interest rate swaps at average interest rate of 8.145% and 4.47%, respectively, are included. Total net debt (3) increased during the last twelve months the equivalent of 830 million dollars, totaling 7.925 billion dollars.

Repurchase of shares: During the second quarter, the company repurchased 211 million 421 thousand of its own shares.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the first quarter of 2008 and 2007.

Mexico Local Service Business
Income Statements
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%				%
		2Q2008		2Q2007	Inc.		6 months 08	6 months 07	Inc.
Revenues
Access, rent and measured service	Ps.	12,153	Ps.	13,495	(9.9)	Ps.	24,638	27,197	(9.4)
LADA interconnection		940		996	(5.6)		1,883	2,001	(5.9)
Interconnection with operators		369		411	(10.2)		747	797	(6.3)
Interconnection with cellular		3,122		3,761	(17.0)		6,249	7,336	(14.8)
Other		3,614		3,452	4.7		7,082	6,412	10.4
Total		20,198		22,115	(8.7)		40,599	43,743	(7.2)

Costs and expenses
Cost of sales and services		5,854		5,921	(1.1)		11,358	11,071	2.6
Commercial, administrative and general		4,591		4,385	4.7		8,856	8,474	4.5
Interconnection		2,249		2,717	(17.2)		4,357	5,351	(18.6)
Depreciation and amortization		2,852		2,986	(4.5)		5,733	6,012	(4.6)
Total		15,546		16,009	(2.9)		30,304	30,908	(2.0)

Operating income	Ps.	4,652	Ps.	6,106	(23.8)	Ps.	10,295	12,835	(19.8)

EBITDA (1)	Ps.	7,504	Ps.	9,092	(17.5)	Ps.	16,028	18,847	(15.0)

EBITDA margin (%)		37.2		41.1	(3.9)		39.5	43.1	(3.6)
Operating margin (%)		23.0		27.6	(4.6)		25.4	29.3	(3.9)

Mexico Long Distance Service Business
Income Statements
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%					%
		2Q2008		2Q2007	Inc.		6 months 08		6 months 07	Inc.
Revenues
Domestic long distance	Ps.	4,852	Ps.	5,296	(8.4)	Ps.	9,670	Ps.	10,368	(6.7)
International long distance		2,157	Ps.	2,818	(23.5)		4,305		5,603	(23.2)
Total		7,009	Ps.	8,114	(13.6)		13,975		15,971	(12.5)

Costs and expenses
Cost of sales and services		1,278		1,308	(2.3)		2,723		2,776	(1.9)
Commercial, administrative and general		1,456		1,427	2.0		2,735		2,685	1.9
Interconnection to the local network		1,877		2,304	(18.5)		3,753		4,552	(17.6)
Depreciation and amortization		571		604	(5.5)		1,112		1,161	(4.2)
Total		5,182		5,643	(8.2)		10,323		11,174	(7.6)

Operating income	Ps.	1,827	Ps.	2,471	(26.1)	Ps.	3,652	Ps.	4,797	(23.9)

EBITDA (1)	Ps.	2,398	Ps.	3,075	(22.0)	Ps.	4,764	Ps.	5,958	(20.0)

EBITDA margin (%)		34.2		37.9	(3.7)		34.1		37.3	(3.2)
Operating margin (%)		26.1		30.5	(4.4)		26.1		30.0	(3.9)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2008 in millions of nominal Mexican pesos and 2007 in millions of Mexican pesos with purchasing power at December 31,2007)

Spin-Off ("Escisión")

DISCONTINUED OPERATIONS

On December 21, 2007, the stockholders of TELMEX approved the split-up of the Company's Latin American subsidiaries, as well as of its yellow pages business. As a result of the split-up, Telmex Internacional, S.A.B. de C.V. was incorporated on December 26, 2007 and was transferred the assets, liabilities and stockholders' equity of the majority of the foreign subsidiaries and of the yellow pages business. The split-up date for legal, book and tax purposes is December 26, 2007, on which date Telmex Internacional was legally incorporated as a separate Mexican company and from which time, the Company ceased to have control over the subsidiaries mentioned above.

The terms of the split-up establish that neither TELMEX nor Telmex Internacional are to hold shares of the other. At the time of the split-up, all TELMEX stockholders became Telmex Internacional stockholders and consequently, both companies are currently controlled by the same group of stockholders. The relationship between TELMEX and Telmex Internacional will be limited to: i) ordinary commercial relationships, such as those related to international traffic termination services and the preparation and distribution of telephone directories; ii) agreements relating to the implementation of the split-up; and iii) certain temporary agreements that will remain in force until Telmex Internacional has its own administrative capabilities.

In the 2007 financial statements, all assets and liabilities of the split-up entity have been included in the current and non-current long-term assets and liabilities of discontinued operations captions. All income and expenses of the new entity are presented in the statements of income under the caption "Income from discontinued operations, net of income tax". The figures of the 2007 financial statements corresponding to periods prior to the split-up, and their corresponding notes were restructured to present only the assets and liabilities and revenues, costs and expenses of continued operations, without including discontinued operations.

All the assets and liabilities of the split-up operations were transferred to Telmex Internacional at book value. The amount of stockholders' equity transferred to Telmex Internacional in the split-up represents the difference between the assets and liabilities that were transferred. Such amount was recognized as a reduction to stockholders' equity at the time of the split-up.

RECOGNITION OF THE EFFECTS OF INFLATION

From January 1, 2008, Mexican FRS B-10 "Effects of Inflation", replaced Mexican accounting Bulletin B-10 "Accounting Recognition of the Effects of Inflation on Financial Information". Based on Mexican FRS B-10, the economic environment in Mexico in 2008 has been qualified as non-inflationary, due to inflation in the preceding three fiscal years was less than 12%. Therefore, during 2008 the effects of inflation on financial information of this period were not recognized, keeping the effects of inflation recognized up to December 31, 2007.

Also based on Mexican FRS B-10, in 2008 the total result from holding non-monetary assets, net from deferred taxes, and the accumulated deficit from monetary position, were reclassified to retained earrings.

The financial statements as of June 30, 2007, are presented in monetary units with purchasing power as of December 31, 2007.

BALANCE SHEET

S 87 OTHERS

In this item are included the inventories for telephone plant operation that as of June 30, 2008 and 2007 rose $2,180,499 and $2,092,927 respectively, which are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

S 84 INTANGIBLE ASSETS FOR LABOR OBLIGATIONS

This item includes the projected net asset pursuant to Mexican FRS D-3, "Employees Benefits", effective on January 1, 2008, issued by the Mexican Council for Research and Development of Financial Reporting Standards (CINIF).

As of June 30, 2008, the market value of the established pensions and seniority premium fund was greater than the defined benefit obligation and unamortized items, therefore, pursuant to Mexican FRS D-3, the balance sheet presents a net projected asset.

At June 30, 2007, the market value of the established pensions and seniority premium fund was greater than the accumulated benefit obligation (ABO), and pursuant to Bulletin D-3 effective in 2007, it was not recognized neither any additional liability nor the related intangible asset and effect of labor obligation on stockholders' equity. As a result of the foregoing, the balance sheet presents a projected net asset.

S 23 AND S 28 BANK LOANS

In this item are included the bank credits related to purchase programs to suppliers that have been traditionally reported in the suppliers' credits item of the Balance Sheet because long-term caption to suppliers does not exist in EMISNET.

TELMEX entered into a syndicated loan agreement in 2004, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to 3 billion dollars divided in three tranches, the first one for 1.3 billion dollars with a three-year maturity, the second one for 1 billion dollars with a five-year maturity years and the third one for 700 million dollars with a seven- year maturity.

On June 30, 2006 Telmex entered into a syndicated loan agreement in the amount for 500 million dollars divided into two tranches of 250 million dollars each, with a four-year and six-year maturity, respectively.

S 24 AND S 29 SENIOR NOTES

On November 19, 2003, TELMEX issued a bond for U.S.$ 1.0 billion due November 2008, with an annual interest of 4.5%. Interests are payable semiannually.

On January 27, 2005, TELMEX placed senior notes in aggregate principal amount of U.S.$1.3 billion in two issuances of U.S.$650 million each. The first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interests are payable semiannually. On February 22, 2005, there was a reopening of this transaction and the amounts of such issuances increased to U.S. $950 million and U.S. $800 million, respectively.

On January 26, 2006, TELMEX placed abroad a senior note in the amount of Ps. 4.5 billion (nominal value), maturing in 2016 and bearing interest at 8.75% annual. Interests are payable semiannually.

On April 23, 2007, Telmex placed domestic senior notes "Certificados Bursátiles" for Ps. 9.5 billion in two tranches, the first one for Ps. 5.0 billion with a term of 30 years at a fixed interest rate of 8.36% annual and the second one for Ps. 4.5 billion with a term of 5 years at a rate of the Mexican interbank equilibrium interest rate (tasa de interés interbancaria de equilibrio or TIIE) less 10 basis points.

On April 21, 2008, TELMEX placed domestic senior notes "Certificados Bursátiles" for Ps. 1.6 billion with a term of 10 years at an annual fixed rate of 8.27%.

As of June 30, 2008, the Company had cross currency swaps agreements, which have hedged the exchange rate and interest rate risks related to the bonds with maturity in 2010 and 2015 for a total amount of 1.750 billion dollars and mainly with the bank syndicated loans with maturity from 2009 to 2013 for a total amount of 3.2 billion dollars (with interest rates of three-month Libor plus 20 basis points, three-month Libor plus 25 basis points and three-month Libor plus 32.5 basis points, respectively). These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of 10.7358 Mexican pesos per US dollar, as well as to set a fixed rate of 7.52% and 8.57% for the bonds, respectively, and an average interest rate of 28-day TIIE less 38 basis points for the syndicated loans.

S 29 SENIOR NOTES (LONG-TERM)

As of June 30, 2008 and 2007, this item rose to $ 34,397,175 and $ 46,279,895, respectively, and is comprised as follows:
	2008	2007
Domestic Senior Notes	Ps 11,900,000	Ps. 11,033,840
Bonds	17,997,175	30,605,655
Global peso Senior Notes	Ps 4,500,000	4,640,400

S 32 OTHER LIABILITIES

As of June 30, 2008 and 2007, this item rose to Ps 185,298 and Ps. 233,933, respectively, that corresponds to the actuarial obligations for labor termination in Mexico, based on the requirements of Mexican FRS D-3.

S 66 DEFERRED TAXES

From 2008, this item includes the liabilities for deferred employee profit sharing, based on Mexican FRS D-3, which establishes that employee profit sharing must be recognized based on the assets and liabilities method established by Mexican FRS D-4 "Taxes on Profits" effective as of January 1, 2008. The initial effect of the recognition of the deferred employee profit sharing, net from its deferred income tax, was recognized to retained earrings without affecting results in 2008.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

On April 27, 2007 the Annual Ordinary Shareholders' Meeting approved to increase in Ps. 15 billion (nominal value), the funds authorized to repurchase its own shares, bringing the total maximum amount to Ps. $ 23,046,597 (nominal value).

From January through June 2008, the Company acquired 460.1 million L shares for Ps 8,542,529 and 1.1 million A shares for Ps. 21,504.

From January through June 2007, the Company acquired 440.9 million L shares for Ps 7,919,453 (historical cost of Ps. 7,692,967) and 1.3 million A shares for Ps. 24,172 (historical cost of Ps. 23,468).

The Company's repurchased shares are applied to unappropiated retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

S 58 OTHER CURRENT LIABILITIES

As of June 30, 2008 and 2007, this item rose to Ps. 8,773,366 and Ps. 8,386,934 respectively and is comprised as follows:
	2008	2007
Accounts payable	Ps. 6,745,543	Ps 6,791,852
Other accrued liabilities	1,026,205	492,898
Deferred credits	1,001,618	1,102,184

STATEMENT OF CHANGES IN FINANCIAL POSITION

The statement of changes in financial position (B-12) as of June 30, 2008 is not presented, since based on Mexican FRS B-2 "Cash Flow Statement" issued by the CINIF and effective as of January 1, 2008, Bulletin B-12 was replaced by the cash flow statement.

According to transition rules of Mexican FRS B-2, application of such rules is prospective, so that the financial statements prior to 2008 that are presented in a comparative basis, must be the statement of changes in financial position prepared under Bulletin B-12.

C 39 OTHER ITEMS

This item includes inventories for operation of the telephone plant, deferred assets, as well as decreases on fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain 2007 financial statements have been reclassified to conform the presentation used for the year 2008.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
			%
Integración de Servicios TMX, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	112,534,600	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	7,230,624,600	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	665,759	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100.00
Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	60,687,728	100.00
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Telecomunicaciones Controladora de Servicios, S.A. de C.V.	Investments in all types of businesses	138,839	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Telmex Holdings, Inc.	Telecommunication services	1,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	5,296,722	100.00
Uninet, S.A. de C.V.	Data transmission services	65,837,647	100.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	522,800
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	100,224
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	77,274
TM and MS, LLC	Internet portal (Prodigy MSN)	1	50.00	29,621	134,393
Eidon Software, S.A. de C.V.	Software development	39,096,742	25.00	39,097	70,694
TOTAL INVESTMENT IN ASSOCIATES				1,307,276	905,385
OTHER PERMANENT INVESTMENTS					126,922
T O T A L				1,307,276	1,032,307

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---
Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	Y	11/05/01	22/04/09	3.66	0	0	0	0	0	0	8,265	5,384	0	0	0	0
EXPORT DEVELOPMENT C. (1)	Y	16/03/06	22/07/13	3.41	0	0	0	0	0	0	15,940	47,933	95,867	95,867	79,926	95,979
JAPAN BANK INT. COOP. (1)	Y	27/03/03	10/10/09	3.99	0	0	0	0	0	0	440,756	440,756	440,756	0	0	0
MIZUHO CORPORATE BANK LTD (1)	Y	15/01/07	15/01/16	3.46	0	0	0	0	0	0	171,405	171,405	342,810	342,810	342,810	1,371,179
NATIXIS (3)	Y	28/02/86	31/03/22	2.00	0	0	0	0	0	0	11,998	11,998	23,996	23,996	23,996	146,233
SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (3)	N/A	20/02/07	22/02/10	7.36	0	0	1,500,000	0	0	0	0	0	0	0	0	0
BANK OF AMERICA, N.A. (2)	Y	13/06/08	13/06/14	3.13	0	0	0	0	0	0	0	0	0	0	0	514,205
BBVA BANCOMER (4)	N/A	26/02/07	26/02/10	8.14	0	0	1,300,000	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (2)	Y	30/06/06	30/06/10	2.98	0	0	0	0	0	0	0	0	2,571,025	0	0	0
BBVA BANCOMER (2)	Y	30/06/06	30/06/12	3.03	0	0	0	0	0	0	0	0	0	0	2,571,025	0
BBVA BANCOMER (4)	N/A	12/02/08	18/02/14	8.18	0	0	0	0	0	1,931,436	0	0	0	0	0	0
CITIBANK, N.A. (2)	Y	11/08/06	20/10/09	2.98	0	0	0	0	0	0	0	0	13,369,330	0	0	0
CITIBANK, N.A. (2)	Y	11/08/06	20/10/11	3.03	0	0	0	0	0	0	0	0	0	0	10,284,100	0
CITIBANK, N.A. (2)	Y	11/08/06	11/08/13	3.11	0	0	0	0	0	0	0	0	0	0	0	7,198,870
CISCO SYSTEMS (3)	Y	25/04/07	22/04/12	4.50	0	0	0	0	0	0	20,568	20,569	41,137	41,136	41,136	0
OTHER
TOTAL BANKS					0	0	2,800,000	0	0	1,931,436	668,932	698,045	16,884,921	503,809	13,342,993	9,326,466

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 02-3-4(3)	N/A	31/05/02	31/05/12	10.14	0	400,000	0	0	300,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (5)	N/A	21/09/06	15/09/11	7.92	0	0	0	0	500,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (3)	N/A	23/04/07	16/03/37	8.36	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07-2 (4)	N/A	23/04/07	16/04/12	8.09	0	0	0	0	0	4,500,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 08 (3)	N/A	21/04/08	05/04/18	8.27	0	0	0	0	0	1,600,000	0	0	0	0	0	0
4 1/2 SENIOR NOTES (3)	Y	19/11/03	19/11/08	4.50	0	0	0	0	0	0	10,284,100	0	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	27/01/05	27/01/15	5.50	0	0	0	0	0	0	0	0	0	0	0	8,227,280
4 3/4 SENIOR NOTES (3)	Y	27/01/05	27/01/10	4.75	0	0	0	0	0	0	0	0	9,769,895	0	0	0
8 3/4 SENIOR NOTES PESOS (3)	Y	31/01/06	31/01/16	8.75	0	0	0	0	0	4,500,000	0	0	0	0	0	0
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	400,000	0	0	800,000	15,600,000	10,284,100	0	9,769,895	0	0	8,227,280

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST (S26)		0	0	0	20,292,683	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					20,292,683	0	0	0	0	0	0	0	0	0	0	0

TOTAL					20,292,683	400,000	2,800,000	0	800,000	17,531,436	10,953,032	698,045	26,654,816	503,809	13,342,993	17,553,746

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  6 months Libor rate plus margin
  3 moths Libor rate plus margin
  Fixed Rate
  28 days TIIE rate plus margin
  91 days TIIE rate plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to 3.1088 at June 30, 2008

- Libor at 3 months in US dollars is equivalent to 2.7831 at June 30, 2008

- TIIE at 28 days is equivalent to 8.1940 at June 30, 2008

- TIIE at 91 days is equivalent to 7.9400 at May 29, 2008

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at June 30, 2008 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	6,754,526	10.2841
EURO (EUR)	14,943	16.2098

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSAND PESOS
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS
MONETARY ASSETS	195,250	2,007,966	0	0	2,007,966

LIABILITIES	6,923,673	71,203,742	23,553	242,226	71,445,968
SHORT-TERM LIABILITIES	1,299,736	13,366,611	2,333	23,992	13,390,603
LONG-TERM LIABILITIES	5,623,937	57,837,131	21,220	218,234	58,055,365

NET BALANCE	(6,728,423)	(69,195,776)	(23,553)	(242,226)	(69,438,002)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	10.2841
EURO	16.2098

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

TOTAL					0

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have ocurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At June 30, 2008, the Company has complied with such restrictive covenants.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

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PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

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DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

NOTES :

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	25,019,935	0.0
LONG DISTANCE SERVICE	0	10,865,976	0.0
INTERCONNECTION	0	9,565,075	0.0
CORPORATE NETWORKS	0	5,858,775	0.0
INTERNET	0	6,110,500	0.0
OTHERS	0	2,969,332	0.0
FOREIGN SALES
NET SETTLEMENT	0	1,398,315	0
LONG DISTANCE SERVICE	0	253,106	0
OTHERS	0	6,372	0
TOTAL		62,047,386

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	1,398,315
FOREIGN SUBSIDIARIES
LONG DISTANCE SERVICE	0	253,106
OTHERS	0	6,372
TOTAL		1,657,793
NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.0043	0	423,960,702	0	0	423,960,702	1,830	0
AA	0.0043	0	8,114,596,082	0	8,114,596,082	0	35,035	0
L	0.0043	0	10,360,642,376	0	0	10,360,642,376	44,733	0
TOTAL			18,899,199,160	0	8,114,596,082	10,784,603,078	81,598	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,899,199,160

NOTES:
The nominal value per share is $0.0043175625 MXN

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

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ITEM	Thousand of Mexican Pesos
	2nd. Quarter 08 Apr-Jun	% of Advance	Amount used 2008	Budget 2008	% of Advance

DATA	1,217,278	43.9	1,888,683	2,772,833	68.1
INTERNAL PLANT	46,141	16.4	49,663	282,139	17.6
NETWORKS	167,201	22.3	245,461	749,801	32.7
TRANSMISSION NETWORK	454,078	34.9	562,432	1,301,663	43.2
SYSTEMS	13,250	3.8	24,262	351,736	6.9
OTHERS	443,256	22.3	728,519	1,992,024	36.6
TELMEX USA	39,575	17.4	40,292	228,000	17.7

TOTAL INVESTMENT TELMEX MEXICO	2,380,779	31.0	3,539,312	7,678,196	46.1

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

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Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transaction. Foreign currency-denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign-currency-denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 51 52 55 45 55 50 jchico@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS SUPERVISOR

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 2 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	ING.	JAIME	CHICO	PARDO

CO-CHAIRMAN	LIC.	CARLOS	SLIM	DOMIT
VICE CHAIRMAN (INDEPENDENT)	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS (INDEPENDENT)	SR.	JOHN	STEPHENS
BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2008.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - Second Quarter 2008.